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                                                    1251 Avenue of the Americas
                                                  New York, New York 10020-1104
                                            main 212.835.6000  fax 212.835.6001

                                                            STEVEN L. WASSERMAN
                                              steven.wasserman@piperrudnick.com
                                          direct 212.835.6148  fax 212.884.8448



                                 April 21, 2006


VIA EDGAR

Elaine Wolff
Branch Manager
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      American Real Estate Partners, L.P.
                  File No. 333-126069
                  Registration Statement on Form S-3
                  Filed June 22, 2005



Dear Ms. Wolff:

     On behalf of American Real Estate Partners, L.P. ("AREP" or the "Company"), we are transmitting responses to your letter of comments dated July 11, 2005, relating to the above-referenced filing.

     The following responses to the Staff's comments are numbered to correspond to the number and heading of the paragraphs set forth in your letter of comment (which is reproduced below).


General
-------

     1. Please tell us how you determined S-3 eligibility for your co-issuer of debt securities, American Real Estate Finance Corporation (AREP Finance). For example, we note that AREP Finance does not meet the registrant requirements set forth in General Instruction I of Form S-3 and, that as a majority owed subsidiary, Instruction I.C. applies. Since this is an unallocated shelf offering, it is unclear whether the terms of the debt securities registered by your co-issuer meet the applicable transaction requirements for purposes of S-3 eligibility. Refer to Instruction B.2 and I.C. of Form S-3. Please note



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     also that it is unclear whether American Real Estate Partners, L.P. is guaranteeing the debt since the guarantee is not included in the fee table.

     Response: Under Instruction I.C.3. to Form S-3, security offerings by a majority owned subsidiary may be registered under the form if "the parent of the registrant subsidiary meets the Registrant Requirements and the applicable Transaction Requirement and provides a full and unconditional guarantee as defined in Rule 3-10 of Regulation S-X of the payment obligations on the securities being registered, and the securities being registered are non-convertible securities, other than common equity."

     AREP will provide a full and unconditional guarantee as defined in Rule 3-10 of Regulation S-X of the payment obligations on debt securities offered by AREP Finance. The guarantee by AREP of debt securities offered by AREP Finance has been included in the fee table of Amendment No.1 to the Registration Statement on Form S-3.

Exhibit
-------

  1. Please tell us why you have not filed the indenture relating to the debt securities. Refer to Section 305 of the Trust Indenture Act of 1939. Please note that an indenture must be filed and qualified prior to effectiveness of the registration statement where the debt securities are being offered on a delayed basis and the specific terms of that debt have yet to be determined. See Manual of Publicly Available Telephone Interpretations, July 1997, Section D.31.

     Response: AREP has included the indentures relating to the debt securities as exhibits to Amendment No. 1 to the Registration Statement on Form S-3.

  2. Although the Form T-1 may be filed as an exhibit at the time of a take down off the shelf, please revise to list the Form T-1 as Exhibit 25 and indicate that you will file it by amendment.

     Response: AREP has revised the exhibit index to include as Exhibit 25.1 the Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 under the Indenture and to indicate that Exhibit 25.1 will be filed by amendment.

  3. Please file a signed legal opinion pursuant to Item 601 of Regulation S-K which should be filed pre-effectively for a shelf offering. You may include assumptions in your opinion regarding the actual future issuance of the securities. However, note that a clean legal opinion verifying the substance of those prior assumptions must be filed with each take down.

     Response: A signed legal opinion pursuant to Item 601 of Regulation S-K has been filed as Exhibit 5.1 to Amendment No. 1 to the Registration Statement on Form S-3. A clean legal opinion will be filed with each take-down.




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 4. Please confirm our understanding that you will file a tax opinion with each take down. Refer to Item 601(b)(8).

     Response: Pursuant to Item 601(b)(8) of Regulation S-K, with each take-down where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing, AREP will file an opinion of counsel or of an independent public or certified public accountant or, in lieu thereof, a revenue ruling from the Internal Revenue Service, supporting the tax matters and consequences to the shareholders as described in the filing.

     Please call the undersigned at (212) 835-6148 or James T. Seery of this firm at (212) 835-6030 if you have any questions or require further information. Please advise us if we can assist you in order to facilitate the review of the above-referenced documents. Thank you.


                                                     Very Truly Yours,



                                                     Steven L. Wasserman

cc:  Jon F. Weber